As submitted confidentially with the Securities and Exchange Commission on September 25, 2015, as Amendment No. 1 to the confidential submission dated August 28, 2015

This draft registration statement has not been publicly filed with the Securities and Exchange

Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AC IMMUNE SA

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Switzerland	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Andrea Pfeifer

Chief Executive Officer

EPFL Innovation Park

Building B

1015 Lausanne

Switzerland

+41 21 693 91 21

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard D. Truesdell, Jr. Deanna L. Kirkpatrick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Mitchell S. Bloom Arthur R. McGivern Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common shares, nominal value CHF per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

Explanatory Note

The sole purpose of this confidential Amendment No. 1 to the Draft Registration Statement on Form F-1 is to amend the exhibit index and to submit exhibits 3.1, 8.1, 8.2, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 23.3 and 23.4. Accordingly, this Amendment No. 1 consists only of the facing page, this explanatory note, Part II, including the signature page and the exhibit index, and the exhibits submitted herewith. This Amendment No. 1 does not contain a copy of the prospectus that was included in the Draft Registration Statement on Form F-1 and is not intended to amend or delete any part of the prospectus.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or negligence, although legal scholars advocate that at least gross negligence be required), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, Article 29 of our articles of association provides for indemnification of the existing and former members of our board of directors, executive management, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to members of our board of directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the company.

We intend to enter into indemnification agreements with each of the members of our board of directors and executive officers in the form to be filed as an exhibit to this Registration Statement upon the closing of this offering.

In the underwriting agreement that we enter into in connection with the sale of the common shares being registered hereby, a form of which will be filed as Exhibit 1.1 to this Registration Statement, the underwriter will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, the Securities Act, against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold during the last three fiscal years. Within the last three years, the registrant has issued and sold the following securities:

1. On December 10, 2013, the registrant issued 8,245 shares of preferred stock for aggregate consideration of CHF 10.0 million.

2. On June 25, 2014, the registrant issued 8,245 shares of preferred stock for aggregate consideration of

CHF 10.0 million.

3. From June 30, 2012 through June 30, 2015, the registrant issued options to purchase 2,204 shares of its common stock to its employees with an exercise price of CHF 36.37 per share.

4. From June 30, 2012 through June 30, 2015, a total of 241 options were exercised by the registrant’s employees at an exercise price of CHF 36.37 for aggregate consideration of CHF 0.1 million.

The sales and issuances of restricted securities in the transactions described in the paragraphs above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act.

There were no underwritten offerings employed in connection with any of the transactions set forth above.

Item 8.	Exhibits and Financial Statement Schedules

Exhibits

See the Exhibit Index beginning on page II-5 of this registration statement.

Financial Statement Schedules

None.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lausanne, Switzerland on                     , 2015.

AC IMMUNE SA

By:
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints              and              and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                     , 2015 in the capacities indicated:

Name	Title

Chief Executive Officer (principal executive officer)
Andrea Pfeifer

Chief Financial Officer (principal financial officer and principal accounting officer)
George Pavey

Chief Administrative Officer (principal operating officer)
Jean-Fabien Monin

Chairman and Director
Martin Velasco

Director
Hans-Beat Gürtler

Director
Detlev Riesner

Director
Matthias Hothum

Authorized Representative in the United States

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement*

3.1	Form of Articles of Association

4.1	Form of Registration Rights Agreement*

5.1	Form of opinion of Vischer AG, Swiss counsel of AC Immune SA, as to the validity of the common shares*

8.1	Opinion of Vischer AG, Swiss counsel of AC Immune SA, as to Swiss tax matters

8.2	Opinion of Davis Polk & Wardwell LLP as to U.S. tax matters

10.1	Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated November 6, 2006#

10.2	Amendment to the Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated May 12, 2015#

10.3	Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated June 15, 2012#

10.4	License and Collaboration Agreement between Piramal Imaging Ltd., Piramal Imaging SA and AC Immune SA, dated May 9, 2014#

10.5	License, Development and Commercialization Agreement between Janssen Pharmaceuticals, Inc. and AC Immune SA, dated December 24, 2014#

10.6	Form of Indemnity Agreement

23.1	Consent of Ernst & Young AG*

23.2	Consent of Vischer AG, Swiss counsel of AC Immune SA (included in Exhibit 5.1)*

23.3	Consent of Vischer AG, Swiss counsel of AC Immune SA (included in Exhibit 8.1)

23.4	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.2)

24.1	Powers of attorney (included on signature page to the registration statement)*

*	To be filed by amendment.
#	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and filed separately with the United States Securities and Exchange Commission.